October 30, 2009

Ms. Mary A. Tolan
Founder, President and Chief Executive Officer
Accretive Health, Inc.
401 North Michigan Avenue
Suite 2700
Chicago, IL 60611

   Re: Accretive Health, Inc.
     Registration Statement on Form S-1
     Filed September 29, 2009
     File No. 333-162186

Dear Ms. Tolan:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, market research data prepared by Fitch Ratings and reports published by the Centers for Medicare and Medicaid Services. Confirm that this analysis is publicly available. Please highlight the specific portions that you are relying upon so that we can reference them easily.

2. The forepart of your prospectus contains jargon and technical industry terminology. We note the following as examples only:

- revenue cycle management services

- end-to-end technology

- clinical and operational outcomes

- revenue cycle staff

- charge capture

- individual steps in the revenue cycle continuum

- reduced payor denials

- turnkey technology

This type of industry jargon may not be readily understood by investors that are not familiar with your company or your industry. Please revise to explain such concepts in clear, plain language. Refer to Rule 421(d)(2)(ii) of Regulation C.

3. We note the reference in your Use of Proceeds section to the preferred stock liquidation. Please revise the prospectus to include, under an appropriate heading, a more detailed description of the preferred stock and the liquidation, and identify the holders of the preferred stock individually or as a group. If preferred stock is held by a related party, please include a discussion of the liquidation in the Related Person Transactions section of the prospectus or tell us why you believe additional disclosure is not required.

Prospectus Summary

Overview, page 1

4. We note that your current disclosure under the Overview subheading is almost identical to your disclosure under the same subheading in the Business section. In addition, some of the information in the Overview is conveyed again in other portions of your summary. Item 503 of Regulation S-K expressly requires your summary to be brief. Please revise to provide a more concise overview of your business and eliminate unnecessary repetition within the prospectus summary.

5. We note your statement in the third paragraph that services provided by your competition "address only a portion of the revenue cycle." We also note disclosure on page 4 that you believe hospitals employing your services have increased the percentage completion of emergency in-patient admission profiles to "nearly 100%." Please provide us with independent, third-party support for these and similar statements throughout the prospectus. If you do not have third-party support, please revise to clarify that these statements constitute your believe and tell us the basis for your belief.

6.   We note your disclosure on page 2 that your customers historically achieved net revenue yield improvements between 400 to 600 basis points within 18 to 24 months of implementing your program. Please revise to discuss in greater detail how you determine what percentage of yield improvements are specifically attributable to the services that you provide.

The Accretive Health Solution, page 4

7.   The information in the first two paragraphs of this heading generally is repeated in the bullet points that follow the third paragraph. Please revise to provide a more concise summary of your "solution."

Summary Consolidated Financial Data, page 8

8.   Explain to us why your pro forma financial data as of June 30, 2009, does not give effect to the stock split as described on page 7.

Risk Factors, page 12

9.   Please review your risk factors and eliminate those generic risks applicable to any public company. As an example, we note the risk factor beginning at the bottom of page 18 regarding disruptions you may experience resulting from future acquisitions, which appears to apply to any company. Alternatively, please revise such risk factors to demonstrate risks specific to your business.

Risks Related to Our Business and Industry

We may not be able to maintain or increase our profitability…, page 12

10.   Refer to the bulleted list under this risk factor subheading. To the extent these are material risks to your business, please break out each one into a separate risk factor, each with its own subheading, and specifically discuss the risk to your business posed by each factor. If you have already provided separate risk factors for these items, please remove them from the bullet point list.

Our master services agreement with Ascension Health…, page 13

11.   The risks you face as a result of the fee structure under the agreement with Ascension Health appear to be separate and distinct from the risk you face as a result of restrictions on your ability to pursue contracts with other customers.   Please revise to discuss these items in a separate risk factor.

Regulatory Risks

The healthcare industry is heavily regulated…, page 19

12.   Refer to the fourth sentence of this risk factor. Please revise to remove the first part of this sentence, which mitigates the risk you are describing. Such mitigating language is not appropriate for the risk factors disclosure.

If we fail to comply with federal and state laws…, page 20

13.   We note that your customers may terminate your agreements in the event that you violate various federal and state laws described under this subheading. Please revise to discuss this risk separately.

Industry and Market Data, page 28

14.   With regard to the industry and market data, please explain to us in your response how you confirmed that the data reflects the most recent available information.

Dividend Policy, page 30

15.   We note your disclosure under the Liquidity and Capital Resources subsection of the MD&A that you plan to secure financing to cover your operating needs beyond the next 12 months. Please explain whether you anticipate that your planned loan arrangement will contain restrictions on your ability to fund dividend payments and, if so, briefly describe such restrictions. Refer to 201(c)(1) of Regulation S-K.

Capitalization, page 31

16.   As cash and cash equivalents do not represent part of your capitalization, please clarify in the narrative that the table sets forth your cash and cash equivalents *and* capitalization as of June 30, 2009. In addition, please revise your table to exclude the cash and cash equivalents amount from your calculation of total capitalization.

17.   Please clarify how the filing of a restated certificate of incorporation will impact your pro forma as adjusted amounts. In addition, tell us why you believe the issuance of common stock to FT Partners is factually supportable and describe the contractual arrangements in place that guarantee this transaction upon closing of the initial public offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 39

18.   We note the disclosure under "Results of Operations" on page 51, which identifies the
        primary financial and non-financial metrics management monitors in evaluating your
        business performance. Please expand your Overview section to describe management's
        evaluation and analysis of these factors as they relate to your performance.

Net Services Revenue, page 40

19.   Please revise to disclose for the most recent fiscal year the percentage of your net services
        revenues derived from each of the sources identified: base fees; incentive payments; and
        other revenue sources.

20.   Please provide a more detailed description of your base and incentive fee arrangements.
        Clarify whether base fees are determined based on fixed amounts, billable time, or some
        other arrangement. We note that incentive payments are governed by the terms of your
        customer contracts; however, please provide a general description of how your incentive
        fees are structured. Finally, describe more specifically your arrangements to share cost
        savings with your customers.

Cost of Services page 40

21.   Please revise to explain why you are obligated to pay salaries and benefits of the customers'
        employees engaged in revenue cycle activities. Also, please describe in more detail your
        employees engaged in revenue cycle activities other than the infused management, which
        you have discussed under a separate heading.

22.   We note your discussion of the impact of various government regulations on your business
        prospects in the Risk Factors section and also your extensive listing of various regulations
        impacting your business beginning on page 80. Please disclose how these regulations
        contribute to your cost of services, if material. Discuss how continued compliance may
        affect your ongoing costs.

Application of Critical Accounting Policies and Use of Estimates, page 41

Share Based Compensation Expense, page 44

Initial Stock Issuance and Protection Warrant Agreement, page 44

23.   Refer to the second paragraph on page 45. Pursuant to the Protection Warrant Agreement,
        we note that the company granted Ascension Health the right to purchase common stock of
        the company. We further note that the costs associated with these purchase rights were

accounted for as a reduction in base fee revenues. Please tell us your basis in GAAP to support your presentation of these costs given that Ascension Health did not provide services and it holds a 5% ownership interest in the company.

Determination of Fair Value

May 19, 2009 Fair Value Determination, page 51

24.   In prior periods we note that you equally weighted the results under the market approach and the income approach. In May 2009, we understand that you began determining enterprise value by weighting the income approach at 67% and the market approach at 33%. Please clarify your reasoning for giving greater credence to the income approach in subsequent periods.

25.   Upon including the estimated initial public offering price in your document, please expand your disclosures to discuss the factors contributing to the difference between your latest fair value determination and the initial public offering price. In addition, tell us what consideration was given to disclosing the intrinsic value of the outstanding vested and unvested options based on the estimated initial public offering price.

Six Months Ended June 30, 2008 Compared to Six Months Ended June 30, 2009

Operating Margin, page 53

26.   Please revise the second bullet point to describe in more detail the increase in "services margin." Explain the reason for the increase and explain what this term measures. Provide similar disclosure as applicable in the other periods reported.

Liquidity and Capital Resources, page 60

27.   Please expand your disclosure to discuss the credit and liquidity risks you may face related to the collectability of your receivables as well as your customer financing activities, which you discuss on page 42.

Future Capital Needs, page 61

28.   We note that you may rely on financing to satisfy your contractual obligations and liquidity requirements beyond the next 12 months. We also note that you are negotiating a $15 million line of credit. Please revise to discuss the impact on your business if you are unable secure the line of credit or other third-party financing and discuss the likely alternatives for satisfying your capital needs and commitments. Refer to Item 303(a)(1) of Regulation S-K.

Business, page 64

29.   Please revise to disclose the material terms of your customer agreements.

The Accretive Health Solution, page 67

30.   *Improving Claims Filing and Third-Party Payor Collections (page 68).* Please revise your disclosure to explain in greater detail how your time allocation techniques and algorithms for your customer's employees improve the likelihood that patient services will be reimbursed.

Customers, page 75

31.   We note the disclosure on page 13 indicating that several of your customers account for 10 percent or more of net services revenues. Please revise to identify each of your customers that accounts for 10 percent or more of revenues and disclose the portion of your 2008 revenues attributed to each of those customers. Refer to Item 101(c)(vii) of Regulation S-K.

Technology Development, page 77

32.   We note that you occasionally supplement your in-house technology development team with independent contractors to diversify and improve your IP applications. Please revise to describe your retained intellectual property rights, if any, pertaining to the work product of such independent contractors.

Intellectual Property, page 86

33.   Please expand your disclosure in this section to describe the specific protections you have for each of your proprietary tools that is material to your operations. For example, we note the description of your proprietary software suite on page 79.

34.   We note that you license some of the software used in your business. If these licenses are material to your operations, please describe the license agreement in more detail, state whether your license is exclusive, and file the agreements as exhibits to the registration statement.

35.   Please revise to include a description of your exclusive right to use certain revenue cycle methodologies, tools, and technology, which you acquired in exchange for a warrant issued to a consulting firm. We note the disclosure on page 45 of the MD&A section. Disclose the material terms of this agreement, including the expiration date and any royalties or other payments due to the licensor.

Legal Proceedings, page 87

36.   Please expand your current disclosure to address any pending regulatory proceedings in addition to litigation.

Management

Director Compensation, page 94

37.   Please add narrative disclosure in this section to explain why Mr. Shultz received the compensation identified on the table. Refer to 402(k)(3) of Regulation S-K.

Compensation Discussion and Analysis, page 95

Base Salaries, page 96

38.   Please revise to discuss the specific individual objectives, if any, that the compensation committee considered in base salary increases in 2008. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Annual Cash Incentive Bonuses, page 97

39.   Please describe how the financial performance targets were derived and discuss in more detail the actual performance of each executive relative to the targets. Include in such revised disclosure a discussion of how the committee determined the specific percentage of base salary for each executive used to set the bonus award. Please also revise your disclosure to include a more in-depth discussion of the committee's decision to award special cash bonuses.

Summary Compensation Table, page 100

40.   Please revise to clarify whether the amounts shown in the "Bonus" column reflect the special cash bonus awards. If not, please revise your CD&A to describe these awards and update the table to include the special cash bonuses.

Related Person Transactions, page 106

41.   We note your disclosure in the Risk Factors section regarding provisions in your master agreement with Ascension that restrict your ability to pursue other customers in certain circumstances. Please expand on such restrictions in this section and also disclose whether this agreement is comparable to agreements you have secured with unaffiliated customers.

Principal and Selling Shareholders, page 113

42.   We note that an entity currently holding your common stock will make a distribution to certain directors and executive officers prior to the closing of the public offering. Please tell us why you did not include that entity in the ownership table.

43.   Please note that, pursuant to Item 403(b) of Regulation S-K, the beneficial ownership information must be provided as of the most recent practicable date. Please update your disclosure to reflect ownership as of the most recent fiscal quarter or a later date.

44.   Please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers.

Underwriting, page 127

45.   Please revise your disclosure to explain how the over-allotment shares will be allocated among you and the selling shareholders, including an explanation of how a partial exercise of such over-allotment will be allocated.

Financial Statements

Balance Sheet, page F-3

46.   Please explain why accounts receivable and revenue continued to increase while allowance for doubtful accounts decreased for the periods presented.

47.   Tell us what consideration was given to providing a pro forma balance sheet (excluding the effects of the offering proceeds) presented alongside the historical balance sheet to give effect to the change in capitalization.

Consolidated Statements of Operations, page F-4

48.   Tell us your consideration of Rule 4-08(K) of Regulation S-X as it relates to the disclosure of related party revenues and expenses on the face of your income statement.

Consolidated Statements of Cash Flows, page F-7

49.   Please tell us how you determined that "Customer Incentive Advances" should be classified as an investing activity as oppose to an operating activity.

Note 2 – Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

50.   We note that the company's managed service contracts generally allow for adjustments to base fee revenues. To the extent these adjustments are deemed to be material, tell us what consideration was given in disclosing the amount of such adjustments for each period.

51.   Further to our previous comment, we note that revenue is not recognized until the amounts are fixed or determinable. Given adjustments to the base fee could occur at 90, 180 or 360 days after the contract commences, tell us and consider disclosing how you determine when you meet the revenue criteria for a fixed or determinable amount.

52.   We note that if a quarterly calculation of the incentive payment indicates that the cumulative benefits have decreased, the company will recognize a reduction in revenue. If the decrease in revenue exceeds the amount previously paid by the customer, the excess is recorded as deferred revenue. Given that revenue for incentive payments are recognized once the calculation is finalized and collectability is reasonably assured, it is unclear of why revenue needs to be adjusted. Please advise. To the extent that benefits have decreased, explain to us the company's financial obligations, if any, to the customer.

53.   Clarify whether an increase in the cumulative benefits as a result of the incentive payment quarterly calculation would represent a corresponding increase in revenue.

54.   Based on the disclosures on page 107, we note that as part of your managed service contracts you assume responsibility for the payroll and benefit costs associated with hospital employees conducting revenue cycle activities as well as supply your own employees on the hospital's premises. Clarify how salaries of your workers and the hospital's employees are considered in your financial statements. In this regard, are the salaries of certain workers included as revenue under these contracts and if so, is it on a gross or net basis pursuant to EITF 99-19.

Note 10 – Stockholders' Equity, page F-17

Warrants, page F-19

55.   We note that you issued stock warrants to Ascension Health pursuant to a Supplemental Warrant Agreement, which allowed Ascension Health the right to purchase up to 446,190 shares of the company's common stock based upon the achievement of specified milestones relating to its sales and marketing assistance. It appears that you measured this share-based payment transaction using the fair value of these stock warrants issued. Please tell us and expand your disclosure to discuss how you determined the measurement date in determining the fair value in accordance with EITF 96-18.

56.   We note the Protection Warrant Agreement granted certain anti-dilution rights in the event
       the customer's ownership percentage declined as the result of the issuance of share
       equivalents by the Company. Tell us how you considered the guidance in SFAS 133, EITF
       00-19 and EITF 07-5 in accounting for this warrant agreement.

Part II - Information Not Required in Prospectus

Item 15.   Recent Sales of Unregistered Securities, page II-2

57.   For all sales that were made other than for cash, please disclose the specific type and
       amount of consideration received for your securities.

58.   Please revise to describe the factual basis for relying on the exemption provided by Section
       3(a)(9) for the sale of your capital stock.

59.   Refer to paragraph (c). Please revise to briefly explain why you issued shares upon exercise
       of unvested options. Also, please revise to separately identify the sales conducted in
       reliance on Rule 701 and the sales conducted in reliance on Regulation D, and disclose the
       particular provision in Regulation D that you relied upon.

Item 16. Exhibits and Financial Statement Schedules, page II-4

60.   We note that you plan to file certain exhibits to your registration statement by amendment.
       Please submit all exhibits as promptly as possible. We will review the exhibits prior to
       granting effectiveness of the registration statement and may have further comments after
       our review. If you are not in a position to file your legal and tax opinions with the next
       amendment, please provide draft copies for us to review.

61.   We note that you have requested confidential treatment for portions of exhibit 10.8. We
       will respond to your request by separate letter. Please note that we will not be in a position
       to declare the registration statement effective until we have cleared any comments on your
       confidential treatment request.

                                            ******

       As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments and provides
any requested information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing your amendment and responses to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: David A. Westenberg, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP *(via facsimile)*